MAX BERUEFFY

Senior Associate Counsel

Writer’s Direct Number: (205) 268-3581

Facsimile Number: (205) 268-3597

Toll-Free Number: (800) 627-0220

E-mail: max.berueffy@protective.com

July 27, 2015

Via EDGAR and E-mail

Keith A. Gregory, Senior Counsel

Disclosure Review Office Three

Division of Investment Management

U.S. Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C.  20549

Re:	Protective Variable Annuity Separate Account
Pre-Effective Amendment No. 1 to Form N-4 (National Version)
File Nos. 333-201919; 811-08108

Variable Annuity Account A of Protective Life
Pre-Effective Amendment No. 1 to Form N-4 (NY Version)
File Nos. 333-201920; 811-08537

Mr. Gregory:

On behalf of Protective Life Insurance Company and Protective Life and Annuity Insurance Company (the “Companies”), and on behalf of Protective Variable Annuity Separate Account and Variable Annuity Account A of Protective Life (the “Accounts”), we are providing responses to comments received from the staff (“Staff”) of the Securities and Exchange Commission (the “Commission”) via teleconference with outside counsel for the Companies on July 20, 2015, pertaining to Pre-Effective Amendment No. 1 (the “Amendment”) to each of the above-referenced Form N-4 Registration Statements (“Registration Statements”) for the flexible premium deferred variable and fixed annuity contracts (the “Contracts”).

For the Staff’s convenience, each of the comments is set forth in full below, followed by the Companies’ response.  We have also attached marked pages to the prospectus for each Contract that highlights the changes and additions to the disclosure in the prospectus made in response to the Staff’s comments.

1.              Comment: Definitions, page 3:  Either in the definition of “Good Order” or later in the text of the registration statement, specify the procedures and documentation required for requests and transactions to be considered to be in good order, including the completed application, contract number, transaction amounts, contract owner name(s), allocations to and from individual portfolios and any required consents.

Response:  The Companies have revised the definition of “Good Order” to describe in more detail the types of information that the Companies usually require to execute instructions received from a Contractholder.

2.              Comment: Asset Allocation Model Portfolios, third paragraph (page 20 — National Version; page 18 — NY Version).  Please review the new disclosure that has been added in response to the SEC staff’s prior comment regarding conflicts of interest that may exist in the process of developing the Asset Allocation Model Portfolios and explain how the factors listed can result in a conflict of interest.  Please use the term “conflict of interest” as appropriate.

Response:  The Companies have revised the discussion of the factors involved in determining the selection of Investment Options in the Model Portfolios to indicate that because Protective Life or Investment Distributors, Inc. consider the marketability of certain Funds, and may receive greater administrative services or marketing support payments from some Funds, Protective Life may have an incentive to use Models that weight allocations toward those Funds.

3.              Comment: Asset Allocation Model Portfolios, fourth paragraph (page 20 — National Version; page 18 — NY Version).  Please add disclosure explaining the result of terminating or suspending an asset allocation model to existing participants.

Response:  The Companies have revised the disclosure regarding changes to asset allocation models to state the Company will not reallocate Contract Value or change the allocations of future Purchase Payments in response to changes in the Models or a decision to cease offering the Models.  The current disclosure states that if a Contract Owner desires to change Contract Value or Purchase Payment allocation to reflect a revised or different Model Portfolio, the Owner must submit new allocation instructions. We have also added disclosure that if a Contract Owner has elected either of the living benefit riders, the new allocation instructions must meet the current Allocation Guidelines and Restrictions for the living benefit, and that the Company will rebalance the Contract Value at that time.

4.              Comment: Transfers, first paragraph (page 26 — National Version; page 25 — NY Version).  Under the second sentence of the first paragraph of the “Transfers” section of the prospectus, and the second sentence of the second paragraph of the “Death Benefit” section of the prospectus, language pertaining to the term “Valuation Period” is used which differs from the definition of Valuation Period.

Response:  The Companies have revised the disclosure under the “Transfer” and under the “Death Benefit” sections to eliminate the references to the close of “regular” trading on the New York Stock Exchange and use only the defined term “Valuation Period.”

5.              Comment: Protected Lifetime Income Benefits (“SecurePay FXi”), page 37.  In the crossover sentence at the bottom of page 37 of the prospectus, please disclose the actual effect of a withdrawal on the benefit base for the SecurePay FXi rider (for example, a dollar-for- dollar reduction).  In the alternative, please identify the location in the registration statement that discusses the circumstances in which the benefit base may decrease.

Response:  Because the impact of withdrawals is more extensive than would be appropriate for this introduction and summary of the Secure FXi benefit, Protective Life has included cross-references to the sections of the Dimensions II prospectus entitled “Calculating the Benefit Base Before the Benefit Election Date” and “Calculating the Benefit Base On or After the Benefit Election Date.”

Although the staff did not request similar disclosure regarding the impact of withdrawals on the SecurePay 5 and Protective Income Manager benefits, the Companies have also added disclosure in PVA II and PVA II NY prospectuses summarizing the effect of withdrawals on the Benefit Base for the SecurePay 5 benefit [see page 39 of the National Version; page 37 of the NY Version] and on the amount of payments under the  Protective Income Manager benefit [see page 55 of the National Version; page 50 of the NY Version].

6.              Comment: SecurePay ME Benefit (page 50 - National Version; page 48 — NY Version).  In the discussion of the SecurePay ME Benefit, please consider including disclosure informing owners of where information concerning the higher paying SecurePay ME Benefit may be found, for example, current coverable medical considerations.

Response:  In response to the Staff’s comments, the Companies have included disclosure advising Owners with a phone number and address where they can address questions about applying for an increased AWA under the SecurePay ME benefit, or request the forms required to apply for the increased payments.  [see page 51 of the National Version; page 49 of the NY Version].  We have included the same information in the section regarding the SecurePay NH benefit. [see page 53 of the National Version; not applicable to NY Version].

7.              Comment: Protected Lifetime Income Benefit (page 38 — National Version; page 36 — NY Version).  The new second sentence in the “Rider Objective” discussion for SecurePay 5 is confusing as to the effect of withdrawals on contract value.  The current disclosure may give the impression that withdrawals during the life of the rider will not have important consequences for contract value.  Please affirmatively state the effect of withdrawals, for example, the reduction of contract value.

Response:  The Companies have revised the second sentence in the summary of the Rider Objective to state as follows:

Withdrawals under the Contract will reduce Contract Value.  However, the annual withdrawals under the SecurePay 5 rider are not designed to deplete Contract Value by any specific attained age.

*  *  *  *  *

We believe that the Amendments are complete and respond to all Staff comments and that the Registration Statements provide all information investors require for an informed decision as to whether to purchase a Contract.  We note that requests for acceleration from the Company and from the principal underwriter accompanied each Amendment and requested acceleration of the effective date of the Amendment to July 20, 2015 or as soon as practicable thereafter.

The Company acknowledges that, should the Commission or the Staff, acting pursuant to delegated authority, declare the Amendment effective,

•                  it does not foreclose the Commission from taking any action with respect to a filing;

•                  the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring a filing effective, does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  the registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

As noted in a teleconference between you and outside counsel for the Company on July 24, 2015, the Company represents that it will include the changes and additions to the disclosure in the prospectuses for the Contracts that have been identified in this letter and the accompanying marked pages of each prospectus in the definitive prospectus for each Contract that will be filed under Rule 497 of the Securities Act of 1933.

If you have any questions regarding this letter or the Amendments, please contact me at 205-268-3581, or our counsel Thomas E. Bisset at 202-383-0118.  We greatly appreciate the Staff’s efforts in assisting the Company with the filings.

Sincerely,

/s/ Max Berueffy

Max Berueffy

As filed with the Securities and Exchange Commission on June 19, 2015

File No. 333-201919
File No. 811-8108

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-4

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933	☐
PRE-EFFECTIVE AMENDMENT NO. 1	☒
POST-EFFECTIVE AMENDMENT NO.	☐
and/or
REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940	☐
Amendment No. 238	☒

Protective Variable Annuity
Separate Account

(Exact Name of Registrant)

Protective Life Insurance Company

(Name of Depositor)

2801 Highway 280 South

Birmingham, Alabama 35223

(Address of Depositor’s Principal Executive Offices)

(205) 268-1000

(Depositor’s Telephone Number, including Area Code)

MAX BERUEFFY, Esquire

Protective Life Insurance Company

2801 Highway 280 South

Birmingham, Alabama, 35223

(Name and Address of Agent for Services)

Copy to:

STEPHEN E. ROTH, Esquire

THOMAS E. BISSET, Esquire

Sutherland Asbill & Brennan LLP

700 Sixth Street, NW, Suite 700

Washington, D.C. 20001-3980

(202) 383-0118

Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until Registrant shall file a further amendment which specifically states that this Registration Statement shall become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Title of Securities Being Registered: Interests in a separate account issued through variable annuity contracts.

DEFINITIONS

“We”, “us”, “our”, “Protective Life”, and “Company” refer to Protective Life Insurance Company. “You”, “your” and “Owner” refer to the person(s) who has been issued a Contract.

Accumulation Unit: A unit of measure used to calculate the value of a Sub-Account prior to the Annuity Date.

Administrative Office: Protective Life Insurance Company, P. O. Box 10648, Birmingham, Alabama 35202-0648 (for Written Notice sent by U.S. postal service) or Protective Life Insurance Company, 2801 Highway 280 South, Birmingham, Alabama 35223 (for Written Notice sent by a nationally recognized overnight delivery service).

Annual Withdrawal Amount or AWA: The maximum amount that may be withdrawn from the Contract under the SecurePay 5 rider each Contract Year after the Benefit Election Date without reducing the Benefit Base.

Annuity Date: The date as of which the Annuity Value is applied to an Annuity Option.

Annuity Option: The payout option under which the Company makes annuity income payments.

Annuity Value: The amount we apply to the Annuity Option you have selected.

Assumed Investment Return: The assumed annual rate of return used to calculate the amount of the variable income payments.

Benefit Election Date: The date you choose to start your SecurePay Withdrawals.

Code: The Internal Revenue Code of 1986, as amended.

Contract: The Protective Variable Annuity II B Series, a flexible premium, deferred, variable and fixed annuity contract.

Contract Anniversary: The same month and day as the Issue Date in each subsequent year of the Contract.

Contract Value: Before the Annuity Date, the sum of the Variable Account value and the Guaranteed Account value.

Contract Year: Any period of 12 months commencing with the Issue Date or any Contract Anniversary.

Covered Person: The person or persons upon whose lives the benefits of the SecurePay rider or Protective Income Manager rider, as applicable, are based. There may not be more than two Covered Persons.

DCA: Dollar cost averaging.

DCA Accounts: A part of the Guaranteed Account, but separate from the Fixed Account. The DCA Accounts are designed to transfer amounts to the Sub-Accounts of the Variable Account systematically over a designated period.

Death Benefit: The amount we pay to the beneficiary if an Owner dies before the Annuity Commencement Date.

Excess Withdrawals: Any portion of a withdrawal that, when aggregated with all prior withdrawals during a Contract Year, exceeds the maximum withdrawal amount permitted under one of the Protected Lifetime Income Benefits.

Fixed Account: A part of the Guaranteed Account, but separate from the DCA Accounts. Amounts allocated or transferred to the Fixed Account earn interest from the date the funds are credited to the account.

Fund: Any investment portfolio in which a corresponding Sub-Account invests.

Good Order (“good order”): A request or transaction generally is considered in “Good Order” if we receive it in our Administrative Office within the time limits, if any, prescribed in this Prospectus for a particular transaction or instruction, it includes all information necessary for us to execute the requested instruction or transaction, and is signed by the individual or individuals authorized to provide the instruction or engage in the transaction. A request or transaction may be rejected or delayed if not in Good Order. Good Order generally means the actual receipt by us of the instructions relating to the request or transaction in writing (or, when permitted, by telephone or Internet as described above) along with all forms, information and supporting legal documentation we require to effect the instruction or transaction. This information and documentation generally includes, to the extent applicable: the completed application or instruction form; your contract number; the transaction amount (in dollars or percentage terms); the names and allocations to and/or from the Investment Portfolios affected by the requested transaction; the signatures of all contract Owners (exactly as indicated on the contract), if necessary; Social Security Number or Tax I.D.; and any other information or supporting documentation that we may require, including any spousal or Joint Owner’s consents. With respect to Purchase Payments, Good Order also generally includes receipt by us of sufficient funds to effect the purchase. We may, in our sole discretion, determine whether any particular transaction request is in Good Order, and we reserve the right to change or waive any Good Order requirement at any time. If you have any

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questions, you should contact us or your registered representative before submitting the form or request.

Guaranteed Account: The Fixed Account, the DCA Accounts and any other Investment Option we may offer with interest rate guarantees.

Investment Option: Any account to which you may allocate Purchase Payments or transfer Contract Value under this Contract. The Investment Options are the Sub-Accounts of the Variable Account and the Guaranteed Account available in this Contract.

Issue Date: The date as of which we credit the initial Purchase Payment to the Contract and the date the Contract takes effect.

Maximum Annuity Date: The latest date on which you must surrender or annuitize the Contract, currently the oldest Owner’s or Annuitant’s 95th birthday.

Monthly Anniversary Date: The same day each month as the Issue Date, or the last day of any month that does not have the same day as the Issue Date.

Optimal Withdrawal Amount: The maximum amount that you may withdraw from your Contract Value each Contract Year without reducing or eliminating the benefits under the Protective Income Manager rider.

Owner: The person or persons who own the Contract and are entitled to exercise all rights and privileges provided in the Contract.

Prohibited Allocation Instruction: An instruction from you to allocate Purchase Payments or Contract Value or to take withdrawals that is not consistent with the Allocation Guidelines and Restrictions required in order to maintain one of the Protective Life Income Benefits. If we receive a Prohibited Allocation Instruction, we will terminate your Protected Lifetime Income Benefits.

Protected Lifetime Income Benefits: The optional SecurePay 5 and Protective Income Manager benefits offered with the Contract.

Purchase Payment: The amount(s) paid by the Owner and accepted by the Company as consideration for this Contract.

Qualified Contracts: Contracts issued in connection with retirement plans that receive favorable tax treatment under Sections 401, 408, 408A or 457 of the Code.

Qualified Plans: Retirement plans that receive favorable tax treatment under Sections 401, 408, 408A or 457 of the Code.

Rider Issue Date: The date a Protected Lifetime Income Benefit rider is issued; at present, these riders are issued only on the Contract Issue Date.

Sub-Account: A separate division of the Variable Account.

Valuation Date: Each day on which the New York Stock Exchange is open for business.

Valuation Period: The period which begins at the close of regular trading on the New York Stock Exchange (usually 3:00 p.m. Central Time) on any Valuation Date and ends at the close of regular trading on the next Valuation Date. A Valuation Period ends earlier if the New York Stock Exchange closes early on certain scheduled days (such as the Friday after Thanksgiving or Christmas Eve) or in case of an emergency.

Variable Account: The Protective Variable Annuity Separate Account, a separate investment account of Protective Life.

Written Notice: A notice or request submitted in writing in Good Order that we receive at the Administrative Office via U.S. postal service or nationally recognized overnight delivery service. Please note that we use the term “written notice” in lower case to refer to a notice that we may send to you.

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The selection of Investment Options in the Model Portfolios involves balancing a number of factors including, but not limited to, the investment objectives, policies and expenses of the Funds in each Model Portfolio, the overall historical performance and volatility of the Funds. In addition, Protective Life considers the marketability of individual Funds and Fund families, as well as marketing support provided to Protective Life and the broker-dealers who sell the Contracts and administrative services and marketing support payments made by the Fund or its manager to Protective Life or Investment Distributors, Inc. (“IDI”). The receipt of greater administrative services or marketing support payments from certain Funds may present a conflict of interest for Protective Life.

The available Model Portfolios and the composition of each specific Model Portfolio you select may change from time to time. In addition, the target asset allocations of these Model Portfolios may vary from time to time in response to market conditions and changes in the portfolio holdings of the Funds in the underlying Sub-Accounts. We will provide written notice if the composition of a model portfolio changes, if there is a material change in our arrangement with Milliman, or if we cease offering asset allocation models altogether. We will not reallocate your Contract Value or change the allocations of your future Purchase Payments in response to these changes, however. If you desire to change your Contract Value or Purchase Payment allocation or percentages to reflect a revised or different Model Portfolio, you must submit new allocation instructions to our Administrative Office in writing. If you have elected either the SecurePay 5 or the Protective Income Manager living benefit, your new allocation instructions must meet the current Allocation Guidelines and Restrictions for the living benefit, and we will rebalance your Contract Value at the time we receive your new allocation.

The following is a brief description of the four Model Portfolios currently available. They are more fully described in a separate brochure. Your sales representative can provide additional information about the Model Portfolios and help you select which Model Portfolio, if any, may be suitable for you. Please talk to him or her if you have additional questions about these Model Portfolios.

Conservative Growth portfolio is composed of underlying Sub-Accounts representing a target allocation of approximately 40% in equity and 60% in fixed income investments. The largest of the asset class target allocations are in fixed income, large-cap value and mortgages.

Balanced Growth & Income portfolio is composed of underlying Sub-Accounts representing a target allocation of approximately 50% in equity and 50% in fixed income investments. The largest asset class target allocations are in fixed income, large-cap value, international equity and large-cap growth.

Balanced Growth portfolio is composed of underlying Sub-Accounts representing a target allocation of approximately 60% in equity and 40% in fixed income investments. The largest asset class target allocations are in fixed income, international equity, large-cap value, and large-cap growth.

Growth Focus portfolio is composed of underlying Sub-Accounts representing a target allocation of approximately 75% in equity and 25% in fixed income investments. The largest asset class target allocations are in international equity, large-cap value, large-cap growth and mid-cap stocks.

Other Information about the Funds

Each Fund sells its shares to the Variable Account in accordance with the terms of a participation agreement between the appropriate investment company and Protective Life. The termination provisions of these agreements vary. If a participation agreement relating to a Fund terminates, the Variable Account may not be able to purchase additional shares of that Fund. In that event, Owners may no longer be able to allocate Variable Account value or Purchase Payments to Sub-Accounts investing in that Fund. In certain circumstances, it is also possible that a Fund may refuse to sell its shares to the Variable Account despite the fact that the participation agreement relating to that Fund has not been terminated. Should a Fund decide to discontinue selling its shares to the Variable Account, Protective Life would not be able to honor requests from Owners to allocate Purchase Payments or transfer Contract Value to the Sub-Account investing in shares of that Fund.

Certain Payments We Receive with Regard to the Funds

We (and our affiliates) may receive payments from the Funds, their advisers, sub-advisers, and their distributors, or affiliates thereof. These payments are negotiated and thus differ by Fund (sometimes substantially), and the amounts we (or our affiliates) receive may be significant. These payments are made for various purposes, including payment for the services provided and expenses incurred by us (and our affiliates) in promoting, marketing and administering the Contracts, and in our role as intermediary to, the Funds. We (and our affiliates) may profit from these payments.

12b-1 Fees. We and our affiliate, IDI, the principal underwriter for the Contracts, receive 12b-1 fees from the Funds, their advisers, sub-advisers, and their distributors, or affiliates thereof that are based on a percentage of the average

Sub-Account for the Valuation Date as of which the allocation or transfer occurs. Purchase Payments allocated or amounts transferred to a Sub-Account under a Contract increase the number of Accumulation Units of that Sub-Account credited to the Contract. We execute such allocations and transfers as of the end of the Valuation Period in which we receive a Purchase Payment or Written Notice or other instruction requesting a transfer.

Certain events reduce the number of Accumulation Units of a Sub-Account credited to a Contract. The following events result in the cancellation of the appropriate number of Accumulation Units of a Sub-Account:

• surrenders and applicable surrender charges;

• withdrawals and applicable surrender charges;

• automatic withdrawals and applicable surrender charges;

• transfer from a Sub-Account and any applicable transfer fee;

• payment of a death benefit claim;

• application of the Contract Value to an Annuity Option; and

• deduction of the monthly death benefit fee, the monthly SecurePay Fee, the monthly Protective Income Manager fee and the annual contract maintenance fee.

Accumulation Units are canceled as of the end of the Valuation Period in which we receive Written Notice of or other instructions regarding the event. Accumulation Units associated with the monthly death benefit fee, the monthly SecurePay Fee, the monthly Protective Income Manager fee and the annual contract maintenance fee are canceled without notice or instruction. The monthly fee is deducted from a Sub-Account in the same proportion that the Sub-Account value bears to the total Contract Value in the Variable Account on that date.

Determination of Accumulation Unit Value

The Accumulation Unit value for each class of Accumulation Units in a Sub-Account at the end of every Valuation Date is the Accumulation Unit value for that class at the end of the previous Valuation Date times the net investment factor.

Net Investment Factor

The net investment factor measures the investment performance of a Sub-Account from one Valuation Period to the next. For each Sub-Account, the net investment factor reflects the investment performance of the Fund in which the Sub-Account invests and the charges assessed against that Sub-Account for a Valuation Period. Each Sub-Account has a net investment factor for each Valuation Period which may be greater or less than one. Therefore, the value of an Accumulation Unit may increase or decrease. The net investment factor for any Sub-Account for any Valuation Period is determined by dividing (1) by (2) and subtracting (3) from the result, where:

(1)         is the result of:

a. the net asset value per share of the Fund held in the Sub-Account, determined at the end of the current Valuation Period; plus

b. the per share amount of any dividend or capital gain distributions made by the Funds held in the Sub-Account, if the “ex-dividend” date occurs during the current Valuation Period.

(2)         is the net asset value per share of the Fund held in the Sub-Account, determined at the end of the most recent prior Valuation Period.

(3)         is a factor representing the mortality and expense risk charge and the administration charge for the number of days in the Valuation Period and a charge or credit for any taxes attributed to the investment operations of the Sub-Account, as determined by the Company.

Transfers

Before the Annuity Date, you may instruct us to transfer Contract Value between and among the Investment Options. When we receive your transfer instructions on a completed transaction service form at our Administrative Office, we will allocate the Contract Value you transfer at the next price determined for the Investment Options you indicate. Prices for the Investment Options are determined as of the end of each Valuation Period. Accordingly, transfer requests received in “good order” at our Administrative Office before the end of a Valuation Period are processed at the price determined as of the end of the Valuation Period on the day the requests are received; transfer requests received at our Administrative Office after the end of a Valuation Period are processed at the price determined as of the end of the Valuation Period. A transfer request will be deemed in “good order” if the transaction service form is fully and accurately completed and signed by the Owner(s) and received by us at our Administrative Office. We may defer transfer requests under the same conditions that payment of withdrawals and surrenders may be delayed. (See “Suspension or Delay in Payments.”) There are limitations on transfers, which are described below.

After the Annuity Date, when Variable Income Payments are selected, transfers are allowed between Sub-Accounts, but are limited to one transfer per month. Dollar cost averaging and portfolio rebalancing are not allowed. No transfers are allowed within the Guaranteed Account or from a Sub-Account and Guaranteed Account.

If you select the SecurePay 5 rider or the Protective Income Manager rider, your options for transferring Contract Value will be restricted. You must transfer Contract Value in accordance with our Allocation Guidelines and Restrictions. (See “Allocation Guidelines and Restrictions for Protected Lifetime Income Benefits.”)

How to Request Transfers

Before or after the Annuity Date, owners may request transfers by Written Notice at any time. Owners also may request transfers by telephone, facsimile, automated telephone system or via the Internet at www.protective.com (“non-written instructions”). From time to time and at our sole discretion, we may introduce additional methods for requesting transfers or discontinue any method for making non-written instructions for such transfers. We will require a form of personal identification prior to acting on non-written instructions and we will record telephone requests. We will send you a confirmation of all transfer requests communicated to us. If we follow these procedures, we will not be liable for any losses due to unauthorized or fraudulent transfer requests.

Reliability of Communications Systems

The Internet and telephone systems may not always be available. Any computer or telephone system, whether it is yours, your service providers’, your registered representative’s, or ours, can experience unscheduled outages or slowdowns for a variety of reasons. Such outages or delays may delay or prevent our processing of your request. Although we have taken precautions to help our systems handle heavy use, we cannot promise complete reliability under all circumstances. If you experience problems, you can make your transaction by writing to us.

Limitations on Transfers

We reserve the right to modify, limit, suspend or eliminate the transfer privileges (including acceptance of non-written instructions submitted by telephone, automated telephone system, the Internet or facsimile) without prior notice for any Contract or class of Contracts at any time for any reason.

Minimum amounts. You must transfer at least $100 each time you make a transfer. If the entire amount in the Investment Option is less than $100, you must transfer the entire amount. If less than $100 would be left in an Investment Option after a transfer, then we may transfer the entire amount out of that Investment Option instead of the requested amount.

Number of transfers. Currently we do not generally limit the number of transfers that may be made. We reserve the right, however, to limit the number of transfers to no more than 12 per Contract Year and we also reserve the right to charge a transfer fee for each additional transfer over 12 during any Contract Year if Protective Life determines, in its sole discretion, that the number of transfers or the cost of processing such transfers is excessive. The transfer fee will not exceed $25 per transfer. We will deduct any transfer fee from the amount being transferred. (See “Charges and Deductions, Transfer Fee.”)

Limitations on transfers involving the Guaranteed Account. No amounts may be transferred into a DCA Account. No amounts may be transferred to the Fixed Account within six months after any transfer from the Guaranteed Account to the Variable Account. The maximum amount that may be transferred from the Fixed Account during a Contract Year is the greater of (a) $2,500 or (b) 25% of the Contract Value in the Fixed Account. Due to this limitation, if you want to transfer all of your Contract Value from the Guaranteed Account to the Variable Account, it may take several years to do so. The limitation on transfers from the Fixed Account does not apply, however, to dollar cost averaging transfers from the Fixed Account.

Limitations on frequent transfers, including “market timing” transfers. Frequent transfers may involve an effort to take advantage of the possibility of a lag between a change in the value of a Fund’s portfolio securities and the reflection of that change in the Fund’s share price. This strategy, sometimes referred to as “market timing,” involves an attempt to buy shares of a Fund at a price that does not reflect the current market value of the portfolio securities of the Fund, and then to realize a profit when the Fund shares are sold the next Valuation Date or thereafter.

(5)              the amount of any surrenders removed from the Guaranteed Account, including any premium tax and surrender charges; minus

(6)              fees deducted from the Guaranteed Account, including the monthly death benefit fee and the annual contract maintenance fee.

For the purposes of interest crediting, amounts deducted, transferred or withdrawn from accounts within the Guaranteed Account will be separately accounted for on a “first-in, first-out” (FIFO) basis.

DEATH BENEFIT

If any Owner dies before the Annuity Date and while the Contract is in force, we will pay a death benefit, less any applicable premium tax, to the Beneficiary. The death benefit terminates on the Annuity Date.

We will determine the death benefit as of the end of the Valuation Period during which we receive at our Administrative Office due proof of death, either by certified death certificate or by judicial order from a court of competent jurisdiction or similar tribunal. If we receive due proof of death after the end of the Valuation Period, we will determine the death benefit on the next Valuation Date. Only one death benefit is payable under the Contract, even though the Contract may, in some circumstances, continue beyond the time of an Owner’s death. If any Owner is not a natural person, the death of the Annuitant is treated as the death of an Owner. In the case of certain Qualified Contracts, Treasury Department regulations prescribe certain limitations on the designation of a Beneficiary. The following discussion generally applies to Qualified Contracts and non-Qualified Contracts, but there are some differences in the rules that apply to each.

The death benefit provisions of the Contract shall be interpreted to comply with the requirements of Section 72(s) of the Code. We reserve the right to endorse the Contract, as necessary, to conform with regulatory requirements. We will send you a copy of any endorsement containing such Contract modifications.

Please note that any death benefit payment we make in excess of the Variable Account value is subject to our financial strength and claims-paying ability.

Payment of the Death Benefit

The Beneficiary may take the death benefit in one sum immediately, in which event the Contract will terminate.

If the death benefit is not taken in one sum immediately, the death benefit will become the new Contract Value as of the end of the Valuation Period during which we receive due proof of death, and the entire Contract Value must be distributed under one of the following options:

(1)              the entire Contract Value must be distributed over the life of the Beneficiary, or over a period not extending beyond the life expectancy of the Beneficiary, with distributions beginning within one year of the Owner’s death; or,

(2)              the entire Contract Value must be distributed within 5 years of the Owner’s death.

If no option is elected, we will distribute the entire Contract Value within 5 years of the Owner’s death.

If there is more than one Beneficiary, each Beneficiary must submit instructions in Good Order specifying the manner in which the Beneficiary wishes to receive his or her portion of the death benefit, and the value of each beneficiary’s portion of the claim is established as of date we receive that beneficiary’s claim. Until the death benefit is fully distributed, however, the undistributed portion of the death benefit will remain invested in accordance with the Owner’s allocation instructions. Accordingly, if we do not receive instructions in Good Order from the Beneficiary (or Beneficiaries) to make an immediate distribution or transfer all or part of the Beneficiary’s portion of the death benefit to the Fixed Account, the value of the portion of the death benefit that remains invested in the Sub-Accounts will be subject to the investment performance of the underlying Funds, and may increase or decrease in value.

Continuation of the Contract by a Surviving Spouse

In the case of non-Qualified Contracts and Contracts that are individual retirement annuities within the meaning of Code Section 408(b), if the Beneficiary is the deceased Owner’s spouse, the surviving spouse may elect, in lieu of receiving a death benefit, to continue the Contract and become the new Owner. This election is only available, however, if:

a)                  the surviving spouse’s age on the Contract Issue Date would not have prevented her or his purchase of the Contract on that date; and,

The primary distinctions between the SecurePay 5 rider and the Protective Income Manager rider are as follows:

Protective Income
	SecurePay 5	Manager (patent pending)

Rider Objective

To make available an annual withdrawal amount that is guaranteed for life if Contract Value is reduced to zero. Withdrawals under the Contract will reduce Contract Value. However, the annual withdrawals under the SecurePay 5 rider are not designed to deplete Contract Value by any specific attained age.

This rider may be more appropriate for you if you are concerned that you might outlive your Contract Value, and you care about providing a death benefit to your heirs.

To make available an annual withdrawal amount that is designed to deplete Contract Value by age 95, and then provide lifetime payments.

This rider may be more appropriate for you if your primary objective is to receive a stream of income now, and you are less concerned about providing a death benefit to your heirs. But, see “Protective Income Manager — Selecting Your Coverage Option” if joint life coverage is desired and there is a significant age difference between you and your spouse because the rider may not be appropriate for you.

Investment Restrictions

In order to maintain your SecurePay 5 rider, you must allocate Purchase Payments and Contract Value in accordance with specific Allocation Guidelines and Restrictions that are designed to limit our risk under the rider. The Allocation Guidelines and Restrictions are the same for each rider, although they may differ in the future.

In order to maintain your rider, you must allocate Purchase Payments and Contract Value in accordance with specific Allocation Guidelines and Restrictions that are designed to limit our risk under the rider. The Allocation Guidelines and Restrictions are the same for each rider, although they may differ in the future.

Death Benefit

The Maximum Anniversary Value Death Benefit and the Return of Purchase Payments Death Benefit are available.

The death benefit value under SecurePay 5 may remain higher than under the Protective Income Manager rider because withdrawal amounts under SecurePay 5 will likely be lower than under Protective Income Manager and therefore will reduce the death benefit more slowly.

Only the Return of Purchase Payments Death Benefit is available.

Because the rider is designed to deplete Contract Value over time, higher periodic withdrawals may more quickly reduce the death benefit value than if the SecurePay 5 rider is elected.

Withdrawal Amount

Annual Withdrawal Amount is calculated as a percentage of the Benefit Base. May increase for certain medical conditions or confinement to a nursing home.

The rider is designed to provide lower, consistent withdrawal amounts each year than those provided under the Protective Income Manager rider.

Optimal Withdrawal Amount is calculated as a percentage of the Contract Value.

The rider is designed to provide higher, fluctuating withdrawal amounts each year, with the intent of depleting the Contract Value by age 95.

Purchase Payments	You cannot make Purchase Payments on or after the Benefit Election Date.	You may make Purchase Payments until the Annuity Date.

Fee (for rider as currently offered)	Fee is calculated as a percentage of the Benefit Base; 2.00% maximum, 1.20% current.

2.00% maximum, 1.20% current (as a percentage of the greater of: (1) the Contract Value on the fee calculation date; or (2) the Contract Value on the later of the Contract Issue Date or the most recent Reset Date).

	SecurePay 5	Protective Income Manager (patent pending)

Eligibility	You must be at least 60 and no older than 85 to select the SecurePay 5 rider.	You must be between the ages of 60 and 80 to elect the rider.

Availability

You may only purchase the SecurePay 5 rider at the time you purchase your Contract. Under Single Life Coverage, the surviving spouse may immediately purchase a new rider (if available) following the death of the Covered Person.

You may only purchase the Protective Income Manager rider at the time you purchase your Contract. Under Single Life Coverage, the surviving spouse may not purchase a new rider following the death of the Covered Person.

Please note that any amounts in excess of the Variable Account value that we make available through withdrawals, lifetime payments, or guaranteed values under these riders are subject to our financial strength and claims-paying ability.

THE SECUREPAY 5 RIDER

In general, the SecurePay 5 rider guarantees the right to make withdrawals (“SecurePay Withdrawals”) based upon the value of a protected lifetime income benefit base (“Benefit Base”) that will remain fixed if your Contract Value has declined due to poor market performance, provided you comply with the terms and conditions of the rider. Withdrawals from your Contract before the Benefit Election Date, and Excess Withdrawals on or after the Benefit Election Date, reduce the Benefit Base. (For more information regarding the effect of withdrawals and Excess Withdrawals on the Benefit Base, see “Calculating the Benefit Base Before the Benefit Election Date” and “Calculating the Benefit Base On or After the Benefit Election Date.”) In order to maintain your SecurePay 5 rider, you must allocate Purchase Payments and Contract Value in accordance with specific Allocation Guidelines and Restrictions that are designed to limit our risk under the rider. The SecurePay 5 rider provides for increases in your Benefit Base on your Contract Anniversary if your Contract Value has increased. SecurePay 5 also provides for potential increases in your Benefit Base of up to 5.0% each Contract Anniversary during a specified period, even if your Contract Value has not increased.

Under the SecurePay 5 rider, the Owner or Owner(s) may designate certain persons as “Covered Persons” under the Contract. See “Selecting Your Coverage Option.” These Covered Persons will be eligible to make SecurePay Withdrawals each Contract Year up to a specified amount — the Annual Withdrawal Amount (“AWA”) — during the life of the Covered Person(s). Annual aggregate withdrawals that exceed the AWA will result in a reduction of rider benefits (and may even significantly reduce or eliminate such benefits) because we will reduce the Benefit Base and corresponding AWA. SecurePay Withdrawals are guaranteed, even if the Contract Value falls to zero after the Benefit Election Date (which is the earliest date you may begin taking SecurePay Withdrawals), if you satisfy the SecurePay rider requirements.

You may only purchase the SecurePay 5 rider when you purchase your Contract, and only if you satisfy the rider’s age requirements. See “Purchasing the Optional SecurePay 5 Rider.”

SecurePay 5 does not guarantee Contract Value or the performance of any Investment Option.

Important Considerations

•             If you purchase the SecurePay 5 rider, your options for allocating Purchase Payments and Contract Value are restricted. See “Allocation Guidelines and Restrictions for Protected Lifetime Income Benefits”.

•             Purchase Payments made more than two years after the date the rider is issued (the “Rider Issue Date”) are not included in the calculation of the Benefit Base (described below). Thus, for example, if you intend to make regular Purchase Payments to the Contract for more than two years after the Rider Issue Date, such as in monthly or annual contributions to an IRA, you should consider whether the rider is appropriate for you.

•             Any change in a Covered Person following the Benefit Election Date (the “Benefit Period”), other than a spousal continuation under a Joint Life Coverage option, will cause the rider to terminate without any refund of SecurePay Fees. A change in a Covered Person includes changing and/or adding Owners, Beneficiaries, and Annuitants under your Contract.

•             You may not make any additional Purchase Payments on or after the Benefit Election Date. In most cases, if the Company receives a Purchase Payment on or after the Benefit Election Date, the Company will return it to

If you believe you may qualify for an increased AWA, you should provide Written Notice to us in order to begin the process. Among other things, you must complete a SecurePay ME® questionnaire and authorize us to obtain copies of your medical records and a statement from your attending physician as well as certain other personal information.

If we determine that you do not qualify for the increased AWA, you may request a subsequent determination of qualification if one year or more has passed since the previous determination of qualification.

If you have questions about applying for an increased AWA under the SecurePay ME benefit, or to obtain a copy of the SecurePay ME questionnaire and other forms required to apply, you can call us at 1-800-456-6330 or write to us at Protective Life Insurance Company, P.O. Box 1928, Birmingham, Alabama 35202-1928.

Note: You may not apply for an increased AWA after the Benefit Election Date.

In the case of a Contract with two Owners who are spouses, or if there is one Owner and a spouse who is the sole Primary Beneficiary, a request may be made for a determination regarding an increased AWA for Single Coverage for the older of the spouses or for Joint Coverage for both spouses. If you request Joint Coverage, we will require a medical evaluation of both spouses and we will advise you of our determination with respect to Single and Joint Coverage. The increased AWA will continue for the lives of both spouses.

Note: Although Single Coverage may provide a higher AWA than Joint Coverage, you should consider that Single Coverage terminates upon the death of the Covered Person following the Benefit Election Date.

We will assess a charge for evaluating your request for an increased AWA only if we determine that you qualify for an increased AWA and you elect to begin taking your SecurePay Withdrawals at the increased AWA. However, if you request an increase in AWA under the SecurePay ME feature more than twice, we will deduct the charge from your current Contract Value whether or not we determine that you qualify for an increased AWA and whether or not you begin taking your SecurePay Withdrawals at the increased AWA.

The current fee is $150 for each person designated as a “Covered Person” in the Benefit Election Form, in other words, $150 for Single Coverage and $300 for Joint Coverage if the AWA is increased. Although we may increase this charge, it will not be more than $300 per Covered Person. We will deduct the charge from your current Contract Value when you submit your Benefit Election Form.

Electing to Begin Your SecurePay Withdrawals after a Determination that You are Eligible for an Increased AWA We must receive your Benefit Election Form at our Administrative Office within 6 months after the date we notify you that you are eligible for the increased AWA. If we do not receive this form within this time period, we will not increase your AWA, but you may request a subsequent determination of qualification if one year or more has passed since the previous determination of qualification.

SecurePay NH: Increased AWA Because of Confinement in Nursing Home

(Not available in Connecticut, Idaho, New Hampshire, Pennsylvania and Virginia)

If you are confined to a nursing home, you may be eligible for an increased Annual Withdrawal Amount (“AWA”) with our SecurePay NH (Nursing Home Enhancement) feature. This feature is included at no additional charge with the SecurePay 5 rider.

The SecurePay NH benefit may not be available in all states and may not be available with new contracts in the future. Please check with your financial advisor to determine availability.

What is the SecurePay NH benefit? If you qualify for the SecurePay NH benefit during a contract year, we will double the AWA to which you are currently entitled for that year, not to exceed 10% of your Benefit Base.

Nursing Home Benefit Period. The Nursing Home Benefit Period is the period of time during which the increased SecurePay withdrawal percentage is used to calculate the AWA. Any Contract Year or portion thereof during which the increased SecurePay withdrawal percentage is used to calculate the AWA will be a full Contract Year for the purpose of determining the Nursing Home Benefit Period.

The Nursing Home Benefit Period will extend for a maximum of five (5) Contract years in which you qualify for the SecurePay NH benefit or until the SecurePay Rider terminates, whichever occurs first. The qualifying Contract years need not be consecutive. Any Contract Year or portion thereof during which the increased SecurePay withdrawal percentage is used to calculate the Annual Withdrawal Amount will be a full Contract Year for the purpose of determining the Nursing Home Benefit Period.

Re-Certification of Eligibility. Beginning with the second Contract Anniversary following the end of a Valuation Period during which we determine that the Covered Person qualifies for the increased AWA under SecurePay NH (the “Qualification Date”), you must submit a re-certification of eligibility not less than 10, nor more than 30 days prior to each applicable Contract Anniversary. We will notify you at least 30 days before this re-certification is due.

The re-certification must certify that the Covered Person continues to meet the conditions for eligibility under the SecurePay NH benefit, and must be signed by the Covered Person’s physician. We may require an examination by a physician of our choice at our expense. In the event of a conflict between the medical opinions, the opinion of our physician will prevail.

We will notify you if you fail to qualify for continued eligibility for the SecurePay NH benefit. For any Contract Year during which the Covered Person fails to qualify for the Nursing Home Enhancement, we calculate the Annual Withdrawal Amount according to the terms of the SecurePay rider you purchased.

If you have questions about applying for an increased AWA under the SecurePay NH benefit, or to obtain a copy of the SecurePay NH application and other forms required to apply, you can call us at 1-800-456-6330 or write to us at Protective Life Insurance Company, P.O. Box 1928, Birmingham, Alabama 35202-1928.

Determining Your Increased AWA under the SecurePay NH Benefit

Initial Qualifying Year. Qualification for an increased AWA under the SecurePay NH benefit may increase the Annual Withdrawal Amount available for the Contract Year during which you qualify. An increase in the Annual Withdrawal Amount will not change the effect of any withdrawal that occurred prior to the Qualification Date. Thus, if you took an Excess Withdrawal during the Contract Year before you were notified that you qualify for the SecurePay NH increased AWA, your earlier withdrawal would still be treated as an Excess Withdrawal under SecurePay.

If your aggregate withdrawals during the qualifying Contract Year are less than or equal to the Annual Withdrawal Amount in effect prior to the Qualification Date, we will recalculate the remaining Annual Withdrawal Amount for that Contract Year as of the Qualification Date by multiplying the Benefit Base on that date by the enhanced Maximum Withdrawal Percentage, and subtracting all prior non-Excess Withdrawals taken since the later of the Benefit Election Date or the most recent Contract Anniversary.

Example:

Five years ago, after turning age 75, Elisabeth elected the SecurePay 5 rider. She is now 80 years old and has a Benefit Base and Contract Value of $100,000. She has a Maximum Withdrawal Percentage of 5%. Her AWA is $5,000 (5% * $100,000).

In February of the current Contract Year, Elisabeth takes a SecurePay Withdrawal of $5,000. Assume that in March, Elisabeth qualifies for an enhanced Maximum Withdrawal Percentage of 10% under SecurePay NH and her Benefit Base is still $100,000. Her new AWA is $10,000 ($100,000 * 10%) and her remaining AWA for the current Contract Year is $5,000 ($10,000 — $5,000).

If you have taken an Excess Withdrawal during the qualifying Contract Year prior to the Qualification Date, we will recalculate the remaining Annual Withdrawal Amount for that Contract Year as of the Qualification Date by subtracting the Maximum Withdrawal Percentage identified on the Benefit Election Date from the enhanced Maximum Withdrawal Percentage provided by this endorsement, and multiplying the difference in those percentages by the Benefit Base on the Qualification Date.

Example:

Five years ago, after turning age 75, Elisabeth elected a SecurePay rider. She is now 80 years old and has a Benefit Base and Contract Value of $100,000. She has a Maximum Withdrawal Percentage of 5%. Her AWA is $5,000 (5% * $100,000).

In February of the current Contract Year, Elisabeth takes a SecurePay Withdrawal of $5,000 and an Excess Withdrawal of $4,000. Her new Benefit Base after the Excess Withdrawal is $95,789 ($100,000 — $4,000/$95,000 * $100,000). Assume that in March, Elisabeth qualifies for an enhanced Maximum Withdrawal Percentage of 10% under SecurePay NH and her Benefit Base is still $95,789. Her new AWA is $9,579 ($95,789 * 10%) and her remaining AWA for the current Contract Year is $4,789 ((10% — 5%) * $95,789)

Notice of Qualification. We will include the amount of the increase in the Annual Withdrawal Amount for the qualifying year in the notice that confirms the Covered Person’s qualification for the Nursing Home Enhancement.

distributions from your Qualified Contract to satisfy the RMDs with respect to other retirement plans established for your benefit, only the amount computed by us as the RMD with respect to your Qualified Contract is treated as an RMD for purposes of the SecurePay rider. Also, if you do not provide us with Written Notice of an RMD at the time you request a SecurePay Withdrawal, the entire amount by which the withdrawal exceeds any remaining AWA for the Contract Year will reduce the amount of your future AWA and could reduce your Benefit Base.

In the future, we may institute certain procedures, including requiring that RMD be established as automatic, periodic distributions, in order to ensure that RMDs for a calendar year do not exceed the AWA for the corresponding Contract Year.

In general, under the SecurePay 5 rider, you may withdraw the greater of (i) your AWA for a contract year or (ii) the RMD attributable to your Contract that is determined as of December 31st immediately preceding the beginning of your contract year.

Note: If you submit your Benefit Election Form before the first RMD under Code Section 401(a)(9) is due, we may adjust the amount of your maximum SecurePay Withdrawal for the contract year that includes the due date for the first RMD so that the maximum amount of your withdrawal under the SecurePay 5 rider will be the greater of your first RMD or AWA plus the greater of your second RMD or AWA minus your actual withdrawals in the previous contract year. Thereafter, the maximum allowed is the greater of the AWA or the RMD determined as of the preceding December 31st.

PROTECTIVE INCOME MANAGER (patent pending)

In general, the Protective Income Manager rider guarantees the right to make withdrawals (“Protective Income Manager Withdrawals”) each year even if your Contract Value is reduced to zero due to those Protective Income Manager Withdrawals, poor market performance, or both. Withdrawals from your Contract reduce the Contract Value dollar for dollar. Excess withdrawals (withdrawals that exceed the Optimal Withdrawal Amount) result in a recalculation of the Optimal Withdrawal Amount and the Protected Lifetime Payment. (See “Excess Withdrawals.”) The Rider also provides fixed lifetime income payments for the life of any Covered Person (“Protected Lifetime Payments”) beginning on the Maximum Annuity Date. Protective Income Manager is specifically designed for you to withdraw all your Contract Value by the (younger) Covered Person’s 95th birthday in annual amounts that may vary from year to year (the “Optimal Withdrawal Amount”).

Note: The rider may not operate as designed if joint life coverage is selected and there is a significant age difference between the two Covered Persons. In that event, it is likely that on the Maximum Annuity Date (the older Covered Person’s 95th birthday), a substantial amount of Contract Value will still be remaining. As a result, it may be in your best interest to apply this amount to an Annuity Option instead of the rider’s Protected Lifetime Payment Annuity Option. If so, you will have paid for the rider without receiving its full benefit. If there is a significant age disparity between you and your spouse, then joint life coverage under the rider may not be appropriate for you. You should discuss this with your financial advisor to ascertain if joint life coverage will address your financial needs and be suitable for you. See “Selecting Your Coverage Option” below for factors to consider when discussing this with your advisor. Also see Appendix H for examples of joint life coverage when there is a significant age difference.

Under the Protective Income Manager rider, the Owner or Owner(s) may designate certain persons as “Covered Persons” under the Contract. See “Selecting Your Coverage Option.” These Covered Persons will be eligible to make Protective Income Manager Withdrawals each Contract Year up to a specified amount during the life of the Covered Person(s). This amount is called the “Optimal Withdrawal Amount,” and is calculated as a percentage of your Contract Value. Annual aggregate withdrawals that exceed the Optimal Withdrawal Amount may result in a reduction of rider benefits (and may even significantly reduce or eliminate such benefits) because we will recalculate the minimum guarantees associated with your Optimal Withdrawal Amount on the next Contract Anniversary. Protective Income Manager Withdrawals are guaranteed to be no lower than your initial Optimal Withdrawal Amount, even if your Contract Value falls to zero, if you do not take any withdrawals in excess of your Optimal Withdrawal Amount (“Excess Withdrawals”).

You may purchase the Protective Income Manager rider only when you purchase your Contract, provided the Covered Person (or both Covered Persons) are between ages 60 and 80 and your initial Purchase Payment is at least $25,000.

As filed with the Securities and Exchange Commission on June 19, 2015

File No. 333-201920
File No. 811-8537

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-4

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933	☐
PRE-EFFECTIVE AMENDMENT NO. 1	☒
POST-EFFECTIVE AMENDMENT NO.	☐
and/or
REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940	☐
Amendment No. 39	☒

Variable Annuity Account A of
Protective Life

(Exact Name of Registrant)

Protective Life and Annuity Insurance Company

(Name of Depositor)

2801 Highway 280 South

Birmingham, Alabama 35223

(Address of Depositor’s Principal Executive Offices)

(205) 268-1000

(Depositor’s Telephone Number, including Area Code)

MAX BERUEFFY, Esquire

Protective Life and Annuity Insurance Company

2801 Highway 280 South

Birmingham, Alabama, 35223

(Name and Address of Agent for Services)

Copy to:

STEPHEN E. ROTH, Esquire

THOMAS E. BISSET, Esquire

Sutherland Asbill & Brennan LLP

700 Sixth Street, NW, Suite 700

Washington, D.C. 20001-3980

(202) 383-0118

Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until Registrant shall file a further amendment which specifically states that this Registration Statement shall become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Title of Securities Being Registered: Interests in a separate account issued through variable annuity contracts.

DEFINITIONS

“We”, “us”, “our”, “Protective Life”, and “Company” refer to Protective Life and Annuity Insurance Company. “You”, “your” and “Owner” refer to the person(s) who has been issued a Contract.

Accumulation Unit: A unit of measure used to calculate the value of a Sub-Account prior to the Annuity Date.

Administrative Office: Protective Life and Annuity Insurance Company, P. O. Box 10648, Birmingham, Alabama 35202-0648 (for Written Notice sent by U.S. postal service) or Protective Life and Annuity Insurance Company, 2801 Highway 280 South, Birmingham, Alabama 35223 (for Written Notice sent by a nationally recognized overnight delivery service).

Annual Withdrawal Amount or AWA: The maximum amount that may be withdrawn from the Contract under the SecurePay 5 rider each Contract Year after the Benefit Election Date without reducing the Benefit Base.

Annuity Date: The date as of which the Annuity Value is applied to an Annuity Option.

Annuity Option: The payout option under which the Company makes annuity income payments.

Annuity Value: The amount we apply to the Annuity Option you have selected.

Assumed Investment Return: The assumed annual rate of return used to calculate the amount of the variable income payments.

Benefit Election Date: The date you choose to start your SecurePay Withdrawals.

Code: The Internal Revenue Code of 1986, as amended.

Contract: The Protective Variable Annuity NY II B Series, a flexible premium, deferred, variable and fixed annuity contract.

Contract Anniversary: The same month and day as the Issue Date in each subsequent year of the Contract.

Contract Value: Before the Annuity Date, the sum of the Variable Account value and the Guaranteed Account value.

Contract Year: Any period of 12 months commencing with the Issue Date or any Contract Anniversary.

Covered Person: The person or persons upon whose lives the benefits of the SecurePay rider or Protective Income Manager rider, as applicable, are based. There may not be more than two Covered Persons.

DCA: Dollar cost averaging.

DCA Accounts: A part of the Guaranteed Account, but separate from the Fixed Account. The DCA Accounts are designed to transfer amounts to the Sub-Accounts of the Variable Account systematically over a designated period.

Death Benefit: The amount we pay to the beneficiary if an Owner dies before the Annuity Commencement Date.

Excess Withdrawals: Any portion of a withdrawal that, when aggregated with all prior withdrawals during a Contract Year, exceeds the maximum withdrawal amount permitted under one of the Protected Lifetime Income Benefits.

Fixed Account: A part of the Guaranteed Account, but separate from the DCA Accounts. Amounts allocated or transferred to the Fixed Account earn interest from the date the funds are credited to the account.

Fund: Any investment portfolio in which a corresponding Sub-Account invests.

Good Order (“good order”): A request or transaction generally is considered in “Good Order” if we receive it in our Administrative Office within the time limits, if any, prescribed in this Prospectus for a particular transaction or instruction, it includes all information necessary for us to execute the requested instruction or transaction, and is signed by the individual or individuals authorized to provide the instruction or engage in the transaction. A request or transaction may be rejected or delayed if not in Good Order. Good Order generally means the actual receipt by us of the instructions relating to the request or transaction in writing (or, when permitted, by telephone or Internet as described above) along with all forms, information and supporting legal documentation we require to effect the instruction or transaction. This information and documentation generally includes, to the extent applicable: the completed application or instruction form; your contract number; the transaction amount (in dollars or percentage terms); the names and allocations to and/or from the Investment Portfolios affected by the requested transaction; the signatures of all contract Owners (exactly as indicated on the contract), if necessary; Social Security Number or Tax I.D.; and any other information or supporting documentation that we may require, including any spousal or Joint Owner’s consents. With respect to Purchase Payments, Good Order also generally includes receipt by us of sufficient funds to effect the purchase. We may, in our sole discretion, determine whether any particular transaction request is in Good Order, and we reserve the right to change or waive any Good Order requirement at any time. If you have any questions, you should contact us or your registered representative before submitting the form or request.

3

Selection of Funds

We select the Funds offered through the Contracts based on several criteria, including the following:

• asset class coverage,

• the strength of the investment adviser’s (or sub-adviser’s) reputation and tenure,

• brand recognition,

• performance,

• the capability and qualification of each investment firm, and

• whether our distributors are likely to recommend the Funds to Contract Owners.

Another factor we consider during the selection process is whether the Fund, its adviser, its sub-adviser, or an affiliate will make payments to us or our affiliates. For a discussion of these arrangements, see “Certain Payments We Receive with Regard to the Funds.” We also consider whether the Fund, its adviser, sub-adviser, or distributor (or an affiliate) can provide marketing and distribution support for sale of the Contracts. We review each Fund periodically after it is selected. Upon review, we may remove a Fund or restrict allocation of additional Purchase Payments and/or transfers of Contract Value to a Fund if we determine the Fund no longer meets one or more of the criteria and/or if the Fund has not attracted significant contract owner assets. We do not recommend or endorse any particular Fund, and we do not provide investment advice.

Asset Allocation Model Portfolios

Four asset allocation models (“Model Portfolios”) are available at no additional charge as Investment Options under your Contract.

Each Model Portfolio invests different percentages of Contract Value in some or all of the Sub-Accounts under your Contract, and these Model Portfolios range from conservative to aggressive. The Model Portfolios are intended to provide a diversified investment portfolio by combining different asset classes to help you reach your investment goal. Also, while diversification may help reduce overall risk, it does not eliminate the risk of losses and it does not protect against losses in a declining market. There can be no assurance that any of the Model Portfolios will achieve their investment objectives.

Pursuant to an agreement with Protective Life, Milliman Financial Risk Management LLC (“Milliman”), a diversified financial services firm and registered investment adviser, provides consulting services to Protective Life regarding the composition and review of the Model Portfolios and is compensated by Protective for doing so. There is no investment advisory relationship between Milliman and Owners with respect to the Model Portfolios. In the future, Protective may modify or discontinue its arrangement with Milliman, in which case Protective may contract with another firm to provide similar asset allocation models, provide its own asset allocation models, or cease offering asset allocation models.

The selection of Investment Options in the Model Portfolios involves balancing a number of factors including, but not limited to, the investment objectives, policies and expenses of the Funds in each Model Portfolio, the overall historical performance and volatility of the Funds. In addition, Protective Life considers the marketability of individual Funds and Fund families, as well as marketing support provided to Protective Life and the broker-dealers who sell the Contracts and administrative services and marketing support payments made by the Fund or its manager to Protective Life or Investment Distributors, Inc. (“IDI”). The receipt of greater administrative services or marketing support payments from certain Funds may present a conflict of interest for Protective Life.

The available Model Portfolios may change from time to time. In addition, the target asset allocations of these Model Portfolios may vary from time to time in response to market conditions and changes in the portfolio holdings of the Funds in the underlying Sub-Accounts. We will provide written notice if the composition of a model portfolio changes, if there is a material change in our arrangement with Milliman, or if we cease offering asset allocation models altogether. We will not reallocate your Contract Value or change the allocations of your future Purchase Payments in response to these changes, however. If you desire to change your Contract Value or Purchase Payment allocation or percentages to reflect a revised or different Model Portfolio, you must submit new allocation instructions to our Administrative Office in writing. If you have elected either the SecurePay 5 or the Protective Income Manager living benefit, your new allocation instructions must meet the current Allocation Guidelines and Restrictions for the living benefit, and we will rebalance your Contract Value at the time we receive your new allocation.

The following is a brief description of the four Model Portfolios currently available. They are more fully described in a separate brochure. Your sales representative can provide additional information about the Model Portfolios and help

18

Determination of Accumulation Unit Value

The Accumulation Unit value for each class of Accumulation Units in a Sub-Account at the end of every Valuation Date is the Accumulation Unit value for that class at the end of the previous Valuation Date times the net investment factor.

Net Investment Factor

The net investment factor measures the investment performance of a Sub-Account from one Valuation Period to the next. For each Sub-Account, the net investment factor reflects the investment performance of the Fund in which the Sub-Account invests and the charges assessed against that Sub-Account for a Valuation Period. Each Sub-Account has a net investment factor for each Valuation Period which may be greater or less than one. Therefore, the value of an Accumulation Unit may increase or decrease. The net investment factor for any Sub-Account for any Valuation Period is determined by dividing (1) by (2) and subtracting (3) from the result, where:

(1)         is the result of:

a.         the net asset value per share of the Fund held in the Sub-Account, determined at the end of the current Valuation Period; plus

b.         the per share amount of any dividend or capital gain distributions made by the Funds held in the Sub-Account, if the “ex-dividend” date occurs during the current Valuation Period.

(2)         is the net asset value per share of the Fund held in the Sub-Account, determined at the end of the most recent prior Valuation Period.

(3)         is a factor representing the mortality and expense risk charge and the administration charge for the number of days in the Valuation Period and a charge or credit for any taxes attributed to the investment operations of the Sub-Account, as determined by the Company.

Transfers

Before the Annuity Date, you may instruct us to transfer Contract Value between and among the Investment Options. When we receive your transfer instructions on a completed transaction service form at our Administrative Office, we will allocate the Contract Value you transfer at the next price determined for the Investment Options you indicate. Prices for the Investment Options are determined as of the end of each Valuation Period. Accordingly, transfer requests received in “good order” at our Administrative Office before the end of a Valuation Period are processed at the price determined as of the end of the Valuation Period on the day the requests are received; transfer requests received at our Administrative Office after the end of a Valuation Period are processed at the price determined as of the end of the next Valuation Period. A transaction request will be deemed in “good order” if the transaction service form is fully and accurately completed and signed by the Owner(s) and received by us at our Administrative Office. We may defer transfer requests under the same conditions that payment of withdrawals and surrenders may be delayed. (See “Suspension or Delay in Payments.”) There are limitations on transfers, which are described below.

After the Annuity Date, when Variable Income Payments are selected, transfers are allowed between Sub-Accounts, but are limited to one transfer per month. Dollar cost averaging and portfolio rebalancing are not allowed. No transfers are allowed within the Guaranteed Account or from a Sub-Account and Guaranteed Account.

If you select the SecurePay 5 rider or the Protective Income Manager rider, your options for transferring Contract Value will be restricted. You must transfer Contract Value in accordance with our Allocation Guidelines and Restrictions. (See “Allocation Guidelines and Restrictions for Protected Lifetime Income Benefits.”)

How to Request Transfers

Before or after the Annuity Date, owners may request transfers by Written Notice at any time. Owners also may request transfers by telephone, facsimile, automated telephone system or via the Internet at www.protective.com (“non-written instructions”). From time to time and at our sole discretion, we may introduce additional methods for requesting transfers or discontinue any method for making non-written instructions for such transfers. We will require a form of personal identification prior to acting on non-written instructions and we will record telephone requests. We will send you a confirmation of all transfer requests communicated to us. If we follow these procedures, we will not be liable for any losses due to unauthorized or fraudulent transfer requests.

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The interest rates we apply to Purchase Payments and transfers into the Fixed Account are guaranteed for one year from the date the Purchase Payment or transfer is credited to the account. When an interest rate guarantee expires, we will set a new interest rate, which may not be the same as the interest rate then in effect for Purchase Payments and transfers allocated to the Fixed Account. The new interest rate is also guaranteed for one year.

If you elect the SecurePay 5 rider or the Protective Income Manager rider when you purchase your Contract, you may not allocate any portion of your Purchase Payments or Contract Value to the Fixed Account. (See “Allocation Guidelines and Restrictions for Protected Lifetime Income Benefits.”)

The DCA Accounts

DCA Accounts are designed to systematically transfer amounts to the Sub-Accounts of the Variable Account over a designated period. (See “Transfers, Dollar Cost Averaging.”) We currently offer two DCA Accounts. The maximum period for dollar cost averaging transfers from DCA Account 1 is six months and from DCA Account 2 is twelve months.

The DCA Accounts are available only for Purchase Payments designated for dollar cost averaging. Purchase Payments may not be allocated into any DCA Account when that DCA Account value is greater than $0, and all funds must be transferred from a DCA Account before allocating a Purchase Payment to that DCA Account. Where we agree, under current administrative procedures, to allocate a Purchase Payment to any DCA Account in installments from more than one source, we will credit each installment with the interest rate applied to the first installment we receive. The interest rate we apply to Purchase Payments allocated to a DCA Account is guaranteed for the period over which dollar cost averaging transfers are allowed from that DCA Account.

Guaranteed Account Value

Any time prior to the Annuity Date, the Guaranteed Account value is equal to the sum of:

(1)              Purchase Payments allocated to the Guaranteed Account; plus

(2)              amounts transferred into the Guaranteed Account; plus

(3)              interest credited to the Guaranteed Account; minus

(4)              amounts transferred out of the Guaranteed Account including any transfer fee; minus

(5)              the amount of any surrenders removed from the Guaranteed Account, including any premium tax and surrender charges; minus

(6)              fees deducted from the Guaranteed Account, including the monthly death benefit fee and the annual contract maintenance fee.

For the purposes of interest crediting, amounts deducted, transferred or withdrawn from accounts within the Guaranteed Account will be separately accounted for on a “first-in, first-out” (FIFO) basis.

DEATH BENEFIT

If any Owner dies before the Annuity Date and while the Contract is in force, we will pay a death benefit, less any applicable premium tax, to the Beneficiary. The death benefit terminates on the Annuity Date.

We will determine the death benefit as of the end of the Valuation Period during which we receive at our Administrative Office due proof of death, either by certified death certificate or by judicial order from a court of competent jurisdiction or similar tribunal. If we receive due proof of death after the end of the Valuation Period, we will determine the death benefit on the next Valuation Date. Only one death benefit is payable under the Contract, even though the Contract may, in some circumstances, continue beyond the time of an Owner’s death. If any Owner is not a natural person, the death of the Annuitant is treated as the death of an Owner. In the case of certain Qualified Contracts, Treasury Department regulations prescribe certain limitations on the designation of a Beneficiary. The following discussion generally applies to Qualified Contracts and non-Qualified Contracts, but there are some differences in the rules that apply to each.

The death benefit provisions of the Contract shall be interpreted to comply with the requirements of Section 72(s) of the Code. We reserve the right to endorse the Contract, as necessary, to conform with regulatory requirements. We will send you a copy of any endorsement containing such Contract modifications.

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interest) if your beneficiary steps forward to claim the death benefit with the proper documentation. To prevent such escheatment, it is important that you update your beneficiary designations, including addresses, if and as they change. Such updates should be communicated in writing, by telephone, or other approved electronic means to our Administrative Office.

PROTECTED LIFETIME INCOME BENEFITS

If you are concerned that poor investment performance or market volatility in the Sub-Accounts may adversely impact the amount of money you can withdraw from your Contract, we offer for an additional charge two optional protected lifetime income benefit riders — the SecurePay 5 and the Protective Income Manager riders. Under these riders, we guarantee the right to make withdrawals each Contract Year for life (subject to certain conditions) — even if your Contract Value declines, or reduces to zero, due to poor market performance.

The features and guarantees these riders provide differ. For example, the riders provide different methods in calculating the amount that may be withdrawn each year, identify different transactions that may impact this calculation or that may terminate the rider, and impose different fees. In addition, if you purchase one protected lifetime income rider, the other rider will no longer be available to you, even if the rider you purchase later terminates. Therefore, before you select a protected lifetime income rider, you should carefully compare both and consult your sales representative to determine which rider (if any) best suits your needs.

The primary distinctions between the SecurePay 5 rider and the Protective Income Manager rider are as follows:

Protective Income
	SecurePay 5	Manager (patent pending)

Rider Objective

To make available an annual withdrawal amount that is guaranteed for life if Contract Value is reduced to zero. Withdrawals under the Contract will reduce Contract Value. However, the annual withdrawals under the SecurePay 5 rider are not designed to deplete Contract Value by any specific attained age.

This rider may be more appropriate for you if you are concerned that you might outlive your Contract Value, and you care about providing a death benefit to your heirs.

To make available an annual withdrawal amount that is designed to deplete Contract Value by age 95, and then provide lifetime payments.

This rider may be more appropriate for you if your primary objective is to receive a stream of income now, and you are less concerned about providing a death benefit to your heirs. But, see “Protective Income Manager — Selecting Your Coverage Option” if joint life coverage is desired and there is a significant age difference between you and your spouse because the rider may not be appropriate for you.

Investment Restrictions

In order to maintain your SecurePay 5 rider, you must allocate Purchase Payments and Contract Value in accordance with specific Allocations Guidelines and Restrictions that are designed to limit our risk under the rider. The Allocation Guidelines and Restrictions are the same for each rider, although they may differ in the future.

In order to maintain your rider, you must allocate Purchase Payments and Contract Value in accordance with specific Allocations Guidelines and Restrictions that are designed to limit our risk under the rider. The Allocation Guidelines and Restrictions are the same for each rider, although they may differ in the future.

Death Benefit

The Maximum Anniversary Value Death Benefit and the Return of Purchase Payments Death Benefit are available.

The death benefit value under SecurePay 5 may remain higher than under the Protective Income Manager rider because withdrawal amounts under SecurePay 5 will likely be lower than under Protective Income Manager and therefore will reduce the death benefit more slowly.

Only the Return of Purchase Payments Death Benefit is available.

Because the rider is designed to deplete Contract Value over time, higher periodic withdrawals may more quickly reduce the death benefit value than if the SecurePay 5 rider is elected.

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	SecurePay 5	Protective Income Manager (patent pending)

Withdrawal Amount

Annual Withdrawal Amount is calculated as a percentage of the Benefit Base. May increase for certain medical conditions.

The rider is designed to provide lower, consistent withdrawal amounts each year than those provided under the Protective Income Manager rider.

Optimal Withdrawal Amount is calculated as a percentage of the Contract Value.

The rider is designed to provide higher, fluctuating withdrawal amounts each year, with the intent of depleting the Contract Value by age 95.

Purchase Payments	You cannot make Purchase Payments on or after the Benefit Election Date.	You may make Purchase Payments until the Annuity Date.

Fee (for rider as currently offered)	2.00% maximum, 1.20% current (as a percentage of the Benefit Base).

2.00% maximum, 1.20% current (as a percentage of the greater of: (1) the Contract Value on the fee calculation date; or (2) the Contract Value on the later of the Contract Issue Date or the most recent Reset Date).

Eligibility	You must be at least 60 and no older than 85 to select the SecurePay 5 rider.	You must be between the ages of 60 and 80 to elect the rider.

Availability

You may only purchase the SecurePay 5 rider at the time you purchase your Contract. Under Single Life Coverage, the surviving spouse may immediately purchase a new rider (if available) following the death of the Covered Person.

You may only purchase the Protective Income Manager rider at the time you purchase your Contract. Under Single Life Coverage, the surviving spouse may not purchase a new rider following the death of the Covered Person.

Please note that any amounts in excess of the Variable Account value that we make available through withdrawals, lifetime payments, or guaranteed values under these riders are subject to our financial strength and claims-paying ability.

THE SECUREPAY 5 RIDER

In general, the SecurePay 5 rider guarantees the right to make withdrawals (“SecurePay Withdrawals”) based upon the value of a protected lifetime income benefit base (“Benefit Base”) that will remain fixed if your Contract Value has declined due to poor market performance, provided you comply with the terms and conditions of the rider. Withdrawals from your Contract before the Benefit Election Date, and Excess Withdrawals on or after the Benefit Election Date, reduce the Benefit Base. (For more information regarding the effect of withdrawals and Excess Withdrawals on the Benefit Base, see “Calculating the Benefit Base Before the Benefit Election Date” and “Calculating the Benefit Base On or After the Benefit Election Date.”) In order to maintain your SecurePay 5 rider, you must allocate Purchase Payments and Contract Value in accordance with specific Allocation Guidelines and Restrictions that are designed to limit our risk under the rider. The SecurePay 5 rider provides for increases in your Benefit Base on your Contract Anniversary if your Contract Value has increased. SecurePay 5 also provides for potential increases in your Benefit Base of up to 5.0% each Contract Anniversary during a specified period, even if your Contract Value has not increased.

Under the SecurePay 5 rider, the Owner or Owner(s) may designate certain persons as “Covered Persons” under the Contract. See “Selecting Your Coverage Option.” These Covered Persons will be eligible to make SecurePay Withdrawals each Contract Year up to a specified amount — the Annual Withdrawal Amount (“AWA”) — during the life of the Covered Person(s). Annual aggregate withdrawals that exceed the AWA will result in a reduction of rider benefits (and may even significantly reduce or eliminate such benefits) because we will reduce the Benefit Base and corresponding AWA. SecurePay Withdrawals are guaranteed, even if the Contract Value falls to zero after the Benefit Election Date (which is the earliest date you may begin taking SecurePay Withdrawals), if you satisfy the SecurePay rider requirements.

You may only purchase the SecurePay 5 rider when you purchase your Contract, and only if you satisfy the rider’s age requirements. See “Purchasing the Optional SecurePay 5 Rider.”

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If you have questions about applying for an increased AWA under the SecurePay ME benefit, or to obtain a copy of the SecurePay ME questionnaire and other forms required to apply, you can call us at 1-800-456-6330 or write to us at Protective Life and Annuity Insurance Company, P.O. Box 1928, Birmingham, Alabama 35202-1928.

Note: You may not apply for an increased AWA after the Benefit Election Date.

In the case of a Contract with two Owners who are spouses, or if there is one Owner and a spouse who is the sole Primary Beneficiary, a request may be made for a determination regarding an increased AWA for Single Coverage for the older of the spouses or for Joint Coverage for both spouses. If you request Joint Coverage, we will require a medical evaluation of both spouses and we will advise you of our determination with respect to Single and Joint Coverage. The increased AWA will continue for the lives of both spouses.

Note: Although Single Coverage may provide a higher AWA than Joint Coverage, you should consider that Single Coverage terminates upon the death of the Covered Person following the Benefit Election Date.

We will assess a charge for evaluating your request for an increased AWA only if we determine that you qualify for an increased AWA and you elect to begin taking your SecurePay Withdrawals at the increased AWA. However, if you request an increase in AWA under the SecurePay ME feature more than twice, we will deduct the charge from your current Contract Value whether or not we determine that you qualify for an increased AWA and whether or not you begin taking your SecurePay Withdrawals at the increased AWA.

The current fee is $150 for each person designated as a “Covered Person” in the Benefit Election Form, in other words, $150 for Single Coverage and $300 for Joint Coverage if the AWA is increased. Although we may increase this charge, it will not be more than $300 per Covered Person. We will deduct the charge from your current Contract Value when you submit your Benefit Election Form.

Electing to Begin Your SecurePay Withdrawals after a Determination that You are Eligible for an Increased AWA We must receive your Benefit Election Form at our Administrative Office within 6 months after the date we notify you that you are eligible for the increased AWA. If we do not receive this form within this time period, we will not increase your AWA, but you may request a subsequent determination of qualification if one year or more has passed since the previous determination of qualification.

Required Minimum Distributions

If the SecurePay 5 rider is purchased for use with a Qualified Contract, the Qualified Contract must comply with the required minimum distribution (RMD) rules under the Code Section 401(a)(9). The SecurePay 5 rider, and certain other benefits that the IRS may characterize as “other benefits” for purposes of the regulations under Code Section 401(a)(9), may increase the amount of the RMD that must be taken from your Qualified Contract. See “QUALIFIED RETIREMENT PLANS.”

After the Benefit Election Date, we permit withdrawals from a Qualified Contract that exceed the AWA in order to satisfy the RMD for the Qualified Contract without compromising the SecurePay guarantees. In particular, if you provide us with Written Notice of an RMD at the time you request a SecurePay Withdrawal from your Qualified Contract, we will compute an amount that is treated under the SecurePay rider as the RMD for the calendar year with respect to your Qualified Contract. Note that although the tax law may permit you in certain circumstances to take distributions from your Qualified Contract to satisfy the RMDs with respect to other retirement plans established for your benefit, only the amount computed by us as the RMD with respect to your Qualified Contract is treated as an RMD for purposes of the SecurePay rider. Also, if you do not provide us with Written Notice of an RMD at the time you request a SecurePay Withdrawal, the entire amount by which the withdrawal exceeds any remaining AWA for the Contract Year will reduce the amount of your future AWA and could reduce your Benefit Base.

In the future, we may institute certain procedures, including requiring that RMD be established as automatic, periodic distributions, in order to ensure that RMDs for a calendar year do not exceed the AWA for the corresponding Contract Year.

In general, under the SecurePay 5 rider, you may withdraw the greater of (i) your AWA for a contract year or (ii) the RMD attributable to your Contract that is determined as of December 31st immediately preceding the beginning of your contract year.

Note: If you submit your Benefit Election Form before the first RMD under Code Section 401(a)(9) is due, we may adjust the amount of your maximum SecurePay Withdrawal for the contract year that includes the due date for the first RMD so that the maximum amount of your withdrawal under the SecurePay 5 rider will be the greater of your first RMD or AWA plus the greater of your second RMD or AWA minus your actual withdrawals

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in the previous contract year. Thereafter, the maximum allowed is the greater of the AWA or the RMD determined as of the preceding December 31st.

PROTECTIVE INCOME MANAGER (patent pending)

In general, the Protective Income Manager rider guarantees the right to make withdrawals (“Protective Income Manager Withdrawals”) each year even if your Contract Value is reduced to zero due to those Protective Income Manager Withdrawals, poor market performance, or both. Withdrawals from your Contract reduce the Contract Value dollar for dollar. Excess withdrawals (withdrawals that exceed the Optimal Withdrawal Amount) result in a recalculation of the Optimal Withdrawal Amount and the Protected Lifetime Payment. (See “Excess Withdrawals.”) The Rider also provides fixed lifetime income payments for the life of any Covered Person (“Protected Lifetime Payments”) beginning on the Maximum Annuity Date. Protective Income Manager is specifically designed for you to withdraw all your Contract Value by the (younger) Covered Person’s 95th birthday in annual amounts that may vary from year to year (the “Optimal Withdrawal Amount”).

Note: The rider may not operate as designed if joint life coverage is selected and there is a significant age difference between the two Covered Persons. In that event, it is likely that on the Maximum Annuity Date (the older Covered Person’s 95th birthday), a substantial amount of Contract Value will still be remaining. As a result, it may be in your best interest to apply this amount to an Annuity Option instead of the rider’s Protected Lifetime Payment Annuity Option. If so, you will have paid for the rider without receiving its full benefit. If there is a significant age disparity between you and your spouse, then joint life coverage under the rider may not be appropriate for you. You should discuss this with your financial advisor to ascertain if joint life coverage will address your financial needs and be suitable for you. See “Selecting Your Coverage Option” below for factors to consider when discussing this with your advisor. Also see Appendix H for examples of joint life coverage when there is a significant age difference.

Under the Protective Income Manager rider, the Owner or Owner(s) may designate certain persons as “Covered Persons” under the Contract. See “Selecting Your Coverage Option.” These Covered Persons will be eligible to make Protective Income Manager Withdrawals each Contract Year up to a specified amount during the life of the Covered Person(s). This amount is called the “Optimal Withdrawal Amount,” and is calculated as a percentage of your Contract Value. Annual aggregate withdrawals that exceed the Optimal Withdrawal Amount may result in a reduction of rider benefits (and may even significantly reduce or eliminate such benefits) because we will recalculate the minimum guarantees associated with your Optimal Withdrawal Amount on the next Contract Anniversary. Protective Income Manager Withdrawals are guaranteed to be no lower than your initial Optimal Withdrawal Amount, even if your Contract Value falls to zero, if you do not take any withdrawals in excess of your Optimal Withdrawal Amount (“Excess Withdrawals”).

You may purchase the Protective Income Manager rider only when you purchase your Contract, provided the Covered Person (or both Covered Persons) are between ages 60 and 80 and your initial Purchase Payment is at least $25,000.

The Protective Income Manager rider does not guarantee Contract Value or the performance of any Investment Option.

Important Considerations

•                  If you purchase the Protective Income Manager rider, your options for allocating Purchase Payments and Contract Value are restricted. See “Allocation Guidelines and Restrictions for Protected Lifetime Income Benefits.”

•                  If you purchase the Protective Income Manager rider, your death benefit will be the Return of Purchase Payments Death Benefit. The Maximum Anniversary Value Death Benefit is not available under the Protective Income Manager rider. (See “Death of a Covered Person.”)

•                  Any change in a Covered Person other than a spousal continuation under a Joint Life Coverage option, will cause the rider to terminate without any refund of fees.

•                  Excess Withdrawals will cause a “reset” of the floor on your Optimal Withdrawal Amount (which is the lowest amount we guarantee your Optimal Withdrawal Amount will be each year) on the next Contract Anniversary. This may result in a substantially lower Optimal Withdrawal Amount in the future, which could significantly reduce or even eliminate the value of the Protective Income Manager rider. See “Determining Your Optimal Withdrawal Amount.”

•                  You will begin paying the Protective Income Manager fee as of the Rider Issue Date, even if you do not begin taking Protective Income Manager Withdrawals for many years.

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